Steven D. Krichmar
Senior Managing Director
Chief of Operations

Putnam Investor Services
P.O. Box 41203
Providence, Rhode Island 02940
www.putnam.com

Dear Shareholder:

As you may know, on April 13, 2007, Putnam New York Investment Grade Municipal Trust announced that the Trustees of the fund have approved a plan to merge the fund into Putnam New York Tax Exempt Income Fund, an open-end fund with the same investment objective and similar strategies that is also managed by Putnam Investments.

The merger will require shareholder approval and is expected to close in late June or early July. We are sending this letter to notify you that as part of the preparation for this merger, the Dividend Reinvestment Plan for Putnam New York Investment Grade Municipal Trust is suspended indefinitely beginning with the dividend declared in May 2007. The May 2007 dividend and all subsequent dividends from the fund will be paid in cash to all shareholders.

Sincerely,

A prospectus/proxy statement for the proposed merger is expected to be filed by Putnam New York Tax Exempt Income Fund (SEC file number 811-03741) and mailed to shareholders of Putnam New York Investment Grade Municipal Trust in the coming weeks. For more information regarding the Putnam Funds, or to receive a free copy of materials filed with the SEC, including the prospectus/proxy statement (which contains important information about fees, expenses, and risk considerations) once a registration statement relating to the merger has been filed with the SEC and becomes effective, please visit www.putnam.com. Free copies of such materials can also be found on the SEC’s Web site (http://www.sec.gov). Please read the prospectus/proxy statement carefully before making any investment decisions. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.

Putnam Retail Management	244479 4/07